UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 8, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Receptos, Inc.

File No. 333-187737 - CF# 29298

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Receptos, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on April 4, 2013, as amended.

Based on representations by Receptos, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.14	through March 31, 2016
Exhibit 10.15	through March 31, 2016
Exhibit 10.16	through March 31, 2016
Exhibit 10.17	through March 31, 2016
Exhibit 10.18	through March 31, 2018
Exhibit 10.19	through March 31, 2018
Exhibit 10.20	through March 31, 2018
Exhibit 10.21	through March 31, 2018
Exhibit 10.22	through December 28, 2013
Exhibit 10.23	through March 31, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer Riegel
Special Counsel